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16003432

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

C
Processing
Section

FEB 25 2016

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUEST CAPITAL STRATEGIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23832 ROCKFIELD BLVD #130
(No. and Street)

LAKE FOREST	CA	92630
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CAROLYNE TSAI 949-830-4885
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KCCW ACCOUNTANCY CORP
(Name – *if individual, state last, first, middle name*)

22632 GOLDEN SPRINGS DR. #230	DIAMOND BAR	CA	91765
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD

OATH OR AFFIRMATION

I, CAROLYNE TSAI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUEST CAPITAL STRATEGIES, INC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

QUEST CAPITAL STRATEGIES RETIREMENT PLAN AND DEFINED BENEFIT PLAN

CAROLYNE TSAI IRA, TRUST AND CUSTODIAL ACCOUNTS.

Signature

C.F.O

Title

MARISSA MULLA
COMM. # 2031375
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. JULY 25, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 24th day of Feb, 2016, by Carolyne Tsai ____, proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

MARISSA MULLA
COMM. # 2031375
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. JULY 25, 2017

(Seal)

Signature ____________________

KCCW
CERTIFIED PUBLIC ACCOUNTANTS

Audit • Tax • Consulting • Financial Advisory
Registered with Public Company Accounting Oversight Board (PCAOB)

QUEST CAPITAL STRATEGIES, INC.

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED PUBLICACCOUNTING FIRM

December 31, 2015

QUEST CAPITAL STRATEGIES, INC.
TABLE OF CONTENTS
December 31, 2015

Report of Independent Registered Public Accounting Firm..F-1

Financial Statements:

Statement of Financial Condition..F-2

Statement of Income and Comprehensive Income...F-3

Statement of Stockholders' Equity..F-5

Statement of Cash Flows..F-6

Notes to Financial Statements..F-7

Supplementary Information:

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission....................F-16

Schedule II - Computation for Determination of Reserve Requirements Under Rule 1 5c3-3 of the Securities and Exchange Commission....................F-17

Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3of the Securities and Exchange Commission....................F-18

Schedule IV - Schedule of Changes in Liabilities Subordinated to Claims of Creditors..................F-19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Quest Capital Strategies, Inc.:

We have audited the accompanying balance sheet of Quest Capital Strategies, Inc. (the "Company") as of December 31, 2015, and the related statement of income and comprehensive income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quest Capital Strategies, Inc. as of December 31, 2015 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, III, and IV (the "Supplemental Information") has been subject to audit procedures performed in conjunction with the audit of Quest Capital Strategies, Inc.'s financial statements. The Supplemental Information is the responsibility of Quest Capital Strategies, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

KCCW

KCCW Accountancy Corp.

Diamond Bar, California
February 22, 2016

KCCW Accountancy Corp.
22632 Golden Springs Dr. #230, Diamond Bar, CA 91765, USA
Tel: +1 909 348 7228 • Fax: +1 626 529 1580 • info@kccwcpa.com

Quest Capital Strategies, Inc.
Statement of Financial Condition
December 31, 2015

ASSETS

Current assets:		
Cash and cash equivalents	$	464,056
Commissions receivable		205,857
Other receivable		6,431
Prepaid expenses		12,336
Securities owned (Note 3)		1,208
Total current assets		689,888
Pension asset (Note 9)		63,876
Property and equipment, net (Notes 2 and 4)		9,158
Deposits and other assets		5,808
Total assets	$	768,730

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accrued expenses	$	76,751
Commissions payable		72,927
Retirement plans payable		49,425
License fees payable		196,502
Total current liabilities		395,605
Pension liability (Note 9)		-
Total liabilities		395,605
Commitments (Note 5)		-
Stockholders' equity		
Common stock, no par value; 116.14 shares authorized; 100 shares issued and outstanding		10,000
Accumulated other comprehensive income		81,089
Retained earnings		282,036
Total stockholders' equity		373,125
Total liabilities and stockholders' equity	$	768,730

The accompanying notes are an integral part of financial statements.

Quest Capital Strategies, Inc.
Statement of Income and Comprehensive Income
For The Year Ended December 31, 2015

Revenues:		
Commissions	$	3,072,640
Annual fess		601,157
Advisory fees		262,352
Administrative services		64,085
Other income		37,943
Interest and dividends		208
Net realized losses on securities		(442)
Net unrealized losses on securities		(212)
Total revenues		4,037,731
Operating expenses:		
Commission expense		1,923,416
Employee compensation and benefits		772,059
Trading overhead		53,221
Office expense		65,200
Rent		70,395
Legal and professional		48,093
License and fees expense		110,030
Other expenses		16,467
Advertising and promotion		620
Travel		12,533
Insurance		7,437
Depreciation		4,989
Total operating expenses		3,084,460
Income before provision for income taxes		953,271
Provision for income taxes		8,950
Net income		944,321

Quest Capital Strategies, Inc.
Statement of Income and Comprehensive Income (Continued)
For The Year Ended December 31, 2015

Other comprehensive income, net of tax:		
Defined benefit pension plan:		
Net gain arising during current period		245,542
Minimum amortization of actuarial loss		3,327
Total other comprehensive loss, net of tax		248,869
Comprehensive income	$	1,193,190

The accompanying notes are an integral part of financial statements.

Quest Capital Strategies, Inc.
Statement of Stockholders' Equity
For The Year Ended December 31, 2015

	Common stock		Retained	Accumulated Other Comprehensive	
	Shares	Amount	Earnings	Income	Total
Balance, December 31, 2014	100	$ 10,000	$ 287,715	$ (167,780)	$ 129,935
Stockholder's distributions	-	-	(950,000)	-	(950,000)
Net income	-	-	944,321	-	944,321
Other comprehensive income, net of tax	-	-	-	248,869	248,869
Balance, December 31, 2015	100	$ 10,000	$ 282,036	$ 81,089	$ 373,125

The accompanying notes are an integral part of financial statements.

Quest Capital Strategies, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2015

Cash flows from operating activities		
Net income	$	944,321
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		4,989
Pension expense		776
Unrealized loss on marketable securities,net		212
Changes in current assets and liabilities		
Increase in commissions receivable		32,692
Decrease in other receivable		(3,203)
Decrease in prepaid expenses		(9,149)
Decrease in accrued expenses		39,585
Decrease in commissions payable		(28,795)
Decrease in retirement plan payable		(95,305)
Increase in license fees payable		38,598
Net cash provided by operating activities		924,721
Cash flows from investing activities		
Purchase of machinery and equipment		(1,980)
Principal withdrawals of marketable securities		1,589
Net cash used in investing activities		(391)
Cash flows from financing activities		
Stockholders' distributions		(950,000)
Net cash used in financing activities		(950,000)
Net decrease in cash		(25,670)
Cash and cash equivalents, beginning of the year		489,726
Cash and cash equivalents, end of the year	$	464,056
Supplemental disclosure of cash information		
Income taxes paid	$	8,950

The accompanying notes are an integral part of financial statements.

NOTE 1: ORGANIZATION

Quest Capital Strategies, Inc. (the "Company") is primarily engaged in the business of securities brokerage. The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers, maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers cash equivalents to be all highly liquid debt instruments purchased with an original maturity date of three (3) months or less. The Company maintains a $55,000 deposit with its clearing broker/dealer.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;
Level 2: Inputs other than the quoted prices in active markets that are observable either directly or indirectly; and
Level 3: Unobservable inputs in which there is little or no market data, which require us to develop our own assumptions.

This hierarchy requires companies to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value, including our marketable securities.

The Company's cash equivalents and marketable securities instruments are classified within Level 1 and Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker-dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, and money market securities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The types of instruments valued based on other observable inputs include investment-grade corporate bonds, mortgage-backed and asset-backed products, commercial paper, and state, municipal and provincial obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates made in preparing the financial statements include the realizability of long lived assets.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, currently five to seven years. Repairs and maintenance costs are expensed as incurred and expenditures for additions and major improvements are capitalized.

Securities Transactions

Proprietary securities transactions, commission revenue and related expenses are recorded on a settlement date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Income Taxes

The Company is an S Corporation for income tax purposes and, accordingly, income or loss of the Company flows through to the individual stockholder. The Company is subject to California state income tax, which is the greater of $800 or 1.5% of taxable income and, accordingly, a provision for such taxes has been included in the accompanying financial statements. Deferred tax was immaterial for the year ended December 31, 2015.

The Company applied the provisions of ASC 740-10-50, "Accounting For Uncertainty In Income Taxes", which provides clarification related to the process associated with accounting for uncertain tax positions recognized in our financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company's liability for income taxes. Any such adjustment could be material to the Company's results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. At December 31, 2015, management considered that the Company had no uncertain tax positions, and will continue to evaluate for uncertain positions in the future.

NOTE 3: SECURITIES OWNED

The Company's securities investments are classified as trading securities. The Company only purchases securities for the purpose of assisting customers in selling their thinly traded or worthless securities. Trading securities consist solely of equity securities and are recorded at fair value on the balance sheet in current assets and, with the change in fair value during the period included in earnings. Securities owned at December 31, 2015 consisted solely of marketable equity securities.

Realized gains and losses are determined on the basis of actual results on investments. Realized and unrealized gains on marketable securities were as follows:

	Gross Unrealized Gain	Gross Unrealized Loss
Trading securities		
Marketable equity securities	$ -	$ (212)

	Gross Realized Gain	Gross Realized Loss
Trading securities		
Marketable equity securities	$ -	$ (442)

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2015 consisted of the following:

Property and equipment	$ 94,400
Less: accumulated depreciation	(85,242)
Property and equipment, net	$ 9,158

NOTE 5: COMMITMENTS

Operating lease

On March 17, 2014, the Company entered into the second amendment to lease with KP Rockfield LLC. The original lease with KP Rockfield LLC expires on July 31, 2014. This amendment extended the original lease term for 64 months, from August 1, 2014 to Nov 30, 2019. The operating lease calls for monthly payments of rent, common area maintenance, insurance and property taxes. The lease provides for an increase in the monthly lease rate approximately every 12 months. Future minimum payments by year due under the operating lease agreement are as follows:

NOTE 5: COMMITMENTS (CONTINUED)

For the year ended December 31,		Amount
2016	$	65,181
2017		67,212
2018		69,244
2019		65,181
2020 and thereafter		-
	$	266,818

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $274,056 that was $247,682 in excess of its required net capital of $26,374. The Company's percentage of aggregate indebtedness to net capital at December 31, 2015 was 1.4 to 1.

NOTE 7: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

Assets	Level 1		Level 2		Level 3		Total	
Cash and cash equivalents	$	464,056	$	-	$	-	$	464,056
Securities		1,208		-		-		1,208
	$	465,264	$	-	$	-	$	465,264

NOTE 8: CREDIT RISKS

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing/broker dealer carries all of the accounts of the customers of the Company and is responsible for execution collection and payment of funds and, receipt and delivery of securities relative to customer transactions. Customers send stock certificates directly to the clearing broker/dealer. Off-balance-sheet risks exist with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge losses it incurs to the Company. The Company seeks to minimize this through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

NOTE 8: CREDIT RISKS (CONTINUED)

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. Management periodically evaluates the credit worthiness of its primary depositories. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 9: RETIREMENT PLANS

Defined contribution plan

The Company has a defined contribution plan covering all employees with at least one year of service. The Plan requires Company contributions to the Plan each year equal to 3% of all participants' compensation plus additional contributions at management's discretion. Total expense of the defined contribution plan for the year ended December 31, 2015 was $18,338.

Defined benefit pension plan

The Company sponsors a defined benefit pension plan covering substantially all of its employees. Pension benefits are based on a percent of monthly compensation multiplied by year of credited service. Effective January 1, 2015, the Company amended the pension plan by reducing the benefit percentage from 7.35% to 6.7% for Classification B employee. The Company's funding policy is to make the minimum annual contribution required by applicable regulations.

In 2008, the Company adopted the recognition and disclosure provisions of SFAS No. 158, later codified in ASC 715-10, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (ASC 715). ASC 715 requires the Company to recognize the funded status of its pension and other post-retirement benefit plans in the statement of financial position. Subsequent changes in funded status that are not recognized as a component of net periodic benefit cost are recorded as a component of accumulated other comprehensive loss. The annual measurement date used to determine pension and other post-retirement benefit amounts is December 31, 2015.

The following tables set forth further information about the Company's defined benefit pension plan as of and for the year ended December 31, 2015:

Pension plan obligations and funded status:

Projected benefit obligation at December 31, 2015	$	(1,188,266)
Pension plan assets at fair value at December 31, 2015		1,252,142
Funded status	$	63,876
Accumulated benefit obligation at December 31, 2015	$	(1,188,266)
Employer contributions		89,000
Participant contributions		-
Benefits paid		-

NOTE 9: RETIREMENT PLANS (CONTINUED)

Amount recognized in the statement of financial position consists of:

Noncurrent asset	$	63,876

Amounts recognized in accumulated other comprehensive income consist of:

Net gain arising during current period	$	245,542

Other changes in plan assets and benefit obligations previously recognized in changes in comprehensive income:

Net gain arising during prior period	$	-
Minimum amortization of actuarial loss		3,327
Total recognized in other comprehensive income		3,327
Net periodic pension cost		776
Total recognized in net periodic pension cost and other comprehensive income	$	4,104

The following assumptions were used in accounting for the Pension Plan:

Weighted-average assumptions used to determine pension benefit obligations at December 31, 2015:

Discount rate	6.00%
Rate of compensation increase	0.00%

Weighted-average assumptions used to determine net periodic pension benefit cost for the year ended December 31, 2015:

Discount rate	6.00%
Expected return on plan assets	5.00%
Rate of compensation increase	0.00%

The expected long-term rate of return on plan assets is developed in consultation with outside advisors. A range is determined based on the composition of the asset portfolio, historical long-term rates of return, and estimates of future performance.

The percentage asset allocations for the company's pension plan assets as of the plan measurement date are as follows:

NOTE 9: RETIREMENT PLANS (CONTINUED)

Asset Category	
Cash and cash equivalents	60.0%
Equity securities	9.0%
Other	31.0%

The fair values of the Company's pension plan assets at December 31, 2015, by asset category are as follows:

Asset Category	Total Fair Value	Quoted In Active Markets for Identical Assets (Level 1)
Cash and cash equivalents	$ 752,344	$ 752,344
Equity securities	110,918	110,918
Other	388,880	388,880
Total	$ 1,252,142	$ 1,252,142

Benefits expected to be paid over the next ten (10) fiscal years are as follows:

2016	$ 1,126
2017	1,112
2018	23,983
2019	137,902
2020	136,939
5 years after 2020	665,331
	$ 966,393

NOTE 10: SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 22 2016, the date which the financial statements were available to be issued. All subsequent events requiring recognition as of December 31, 2015 have been incorporated into these financial statements, and besides the disclosures herein, there are no subsequent events that require disclosure in accordance with FASB ASC Topic 855, "Subsequent Events".

SUPPLEMENTAL INFORMATION

Quest Capital Strategies, Inc.
Schedule I
Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
For The Year Ended December 31, 2015

Net Capital:		
Total stockholder's equity from statement of financial condition		$ 373,125
Deductions:		
Non-allowable assets:		
Commissions receivable	$ 252	
Other assets	6,431	
Prepaid expenses	12,336	
Property and equipment, net	9,158	
Pension asset	63,876	
Deposits and other assets	5,808	97,861
Tentative net capital		275,264
Haircuts		
Money market account	$ -	
Marketable securities	1,208	1,208
Net Capital		$ 274,056
Aggregate indebtness:		
Items included in statement of financial condition:		
Accrued expenses		$ 76,751
Commissions payable		72,927
Retirement plans payable		49,425
License fees payable		196,502
Pension Asset/Liability		-
Total aggregate indebtness		$ 395,605
Minimum net capital required		$ 26,374
Excess net capital		$ 247,682
Ratio of aggregate indebtness to net capital		1.4 to 1
Reconciliation with Company's computation:		
Net capital as reported in Company's Part II-A (unaudited)		
FOCUS report		$ 229,476
Haircut		(1,208)
Commission receivable		(123)
Commission revenue		45,911
		$ 274,056

Quest Capital Strategies, Inc.
Schedule II
Computation For Determination of Reserve Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
For The Year Ended December 31, 2015

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

Quest Capital Strategies, Inc.
Schedule III
Information Relating To Possession Or Control Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
For The Year Ended December 31, 2015

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

Quest Capital Strategies, Inc.
Schedule IV
Schedule Of Change In Liabilities Subordinated To Claims Of Creditors
For The Year Ended December 31, 2015

Not applicable.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON QUEST CAPITAL STRATEGIES EXEMPTION REPORT 2015

To the Board of Directors and Stockholders of
Quest Capital Strategies, Inc.:

We have reviewed management's statements, included in the accompanying Quest Capital Strategies Exemption Report 2015, in which (1) Quest Capital Strategies, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Quest Capital Strategies, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(ii) (the "exemption provision") and (2) Quest Capital Strategies, Inc. stated that it met the identified exemption provision throughout the most recent fiscal year without exception. Quest Capital Strategies, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Quest Capital Strategies, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KCCW

KCCW Accountancy Corp.

Diamond Bar, California
February 22, 2016

KCCW Accountancy Corp.
22632 Golden Springs Dr. #230, Diamond Bar, CA 91765, USA
Tel: +1 909 348 7228 • Fax: +1 626 529 1580 • info@kccwcpa.com

KCCW Certified Public Accountants

Audit • Tax • Consulting • Financial Advisory
Registered with Public Company Accounting Oversight Board (PCAOB)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders of
Quest Capital Strategies, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2015, which were agreed to by Quest Capital Strategies, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Quest Capital Strategies, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Quest Capital Strategies, Inc.'s management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records and entries, noting no difference;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7T for the year ended December, 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KCCW

KCCW Accountancy Corp.
Diamond Bar, California
February 23, 2016

KCCW Accountancy Corp.
22632 Golden Springs Dr. #230, Diamond Bar, CA 91765, USA
Tel: +1 909 348 7228 • Fax: +1 626 529 1580 • info@kccwcpa.com